HIVE Blockchain Technologies Ltd.

Consolidated Financial Statements

For the years ended March 31, 2020 and 2019

(Expressed in US dollars)

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of

HIVE Blockchain Technologies Ltd.

Opinion

We have audited the accompanying consolidated financial statements of HIVE Blockchain Technologies Ltd. (the “Company”), which comprise the consolidated statements of financial position as at March 31, 2020 and 2019, and the consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor's report includes Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Peter Maloff.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

September 14, 2020

HIVE Blockchain Technologies Ltd. Consolidated Statements of Financial Position (Expressed in US dollars unless otherwise indicated)

Assets
Current assets
Cash and equivalents	$5,130,127	$6,810,471
Amounts receivable and prepaids (Note 8)	9,748,849	2,671,402
Investments (Note 9)	-	2,014,564
Digital currencies (Note 10)	3,455,756	4,158,501
	18,334,732	15,654,938
Data centre equipment (Note 11)	6,415,700	9,798,956
Cloud mining rights (Note 12)	-	2,307,303
Deposits (Note 14)	1,879,505	-
Investment in sublease (Note 17)	234,152	-
Right of use asset (Note 17)	2,240,274	-
Total assets	$29,104,363	$27,761,197

Liabilities and equity
Current liabilities
Accounts payable and accrued liabilities (Note 15)	$2,130,175	$2,985,648
Taxes payable (Note 20)	830,742	-
Current portion of lease liability (Note 17)	1,568,458	-
Loans payable (Note 16)	2,713,073	2,827,024
	7,242,448	5,812,672
Lease liability (Note 17)	775,480	-
Total liabilities	8,017,928	5,812,672

Equity
Share capital (Note 21)	188,542,547	188,027,060
Reserves and accumulated other comprehensive income	5,711,290	5,426,044
Deficit	(173,167,402)	(171,504,579)
Total equity	21,086,435	21,948,525
Total liabilities and equity	$29,104,363	$27,761,197

Nature of operations (Note 1)

Commitments and contingencies (Note 18)

Subsequent events (Note 28)

Approved by the Board of Directors and authorized for issue on September 14, 2020

“Frank Holmes”	Director

“Marcus New”	Director

The accompanying notes are an integral part of these consolidated financial statements

HIVE Blockchain Technologies Ltd. Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Expressed in US dollars unless otherwise indicated)

	Year ended March 31,
	2020	2019
Income from digital currency mining (Note 10)	$29,219,843	$31,824,443

Cost of digital currency mining
Operating and maintenance costs (Note 19)	(20,707,315)	(24,793,774)
Depreciation (Notes 11, 12 & 17)	(6,301,146)	(29,324,286)
	2,211,382	(22,293,617)
Revaluation of digital currencies (Note 10)	(1,187,507)	(10,138,348)
Gain (loss) on sale of digital currencies (Note 10)	1,373,072	(5,328,799)

Expenses
General and administrative (Note 23)	(4,738,417)	(4,736,313)
Impairment (Note 13)	-	(90,927,728)
Foreign exchange gain (loss)	1,340,102	(1,961,532)
Share-based compensation (Note 21)	(686,659)	(1,132,371)
	(4,084,974)	(98,757,944)

Unrealized loss on investments (Note 9)	-	(1,327,721)
Realized gain on investments (Note 9)	1,274,834	-
Finance expense	(418,888)	(182,691)
Net loss before tax	(832,081)	(138,029,120)

Tax (expense) recovery (Note 20)	(830,742)	227,000
Net loss for the year	$(1,662,823)	$(137,802,120)

Other comprehensive loss
Other comprehensive income loss to be reclassified to in subsequent periods:
Translation adjustment	(215,249)	(294,050)
	(215,249)	(294,050)
Net loss and comprehensive loss for the year	$(1,878,072)	$(138,096,170)
Basic and diluted loss per share	$(0.01)	$(0.44)

Weighted average number of common shares outstanding
Basic and diluted (Note 22)	326,895,000	314,578,994

The accompanying notes are an integral part of these consolidated financial statements

HIVE Blockchain Technologies Ltd. Consolidated Statements of Changes in Equity (Expressed in US dollars unless otherwise indicated)

	Share capital			Cumulative		Total
			Equity	translation		equity
	Shares issued	Amount	reserve	adjustment	Deficit	(deficiency)
		$	$	$	$	$
At March 31, 2018	307,724,825	180,366,602	4,196,391	246,191	(33,702,459)	151,106,725
Share-based compensation	-	-	1,132,371	-	-	1,132,371
Exercise of warrants	699,999	200,686	(40,094)	-	-	160,592
Exercise of options	4,183,312	1,482,801	(529,806)	-	-	952,995
Norway acquisition (Note 7)	4,750,000	4,233,968	715,041	-	-	4,949,009
Shares issued for Cloud Mining Rights	8,317,490	1,743,003	-	-	-	1,743,003
Loss for the year	-	-	-	-	(137,802,120)	(137,802,120)
Translation adjustment	-	-	-	(294,050)	-	(294,050)
At March 31, 2019	325,675,626	188,027,060	5,473,903	(47,859)	(171,504,579)	21,948,525
Share-based compensation	-	-	686,659	-	-	686,659
Exercise of options	1,469,938	515,487	(186,164)	-	-	329,323
Loss for the year	-	-	-	-	(1,662,823)	(1,662,823)
Translation adjustment	-	-	-	(215,249)	-	(215,249)
At March 31, 2020	327,145,564	188,542,547	5,974,398	(263,108)	(173,167,402)	21,086,435

The accompanying notes are an integral part of these consolidated financial statements

HIVE Blockchain Technologies Ltd. Consolidated Statements of Cash Flows (Expressed in US dollars unless otherwise indicated)

	For the year ended March 31,
	2020	2019

Operating activities
Loss for the year:	$(1,662,823)	$(137,802,120)
Adjusted for:
Depreciation	6,301,146	29,324,286
Impairment (Note 13)	-	90,927,728
Realized gain on investment (Note 9)	(1,274,834)	-
Unrealized loss on investment	-	1,327,721
Tax expense (recovery) (Note 20)	830,742	(227,000)
Share-based compensation	686,659	1,132,371
Interest expense	96,258	122,683
Changes in non-cash working capital items:
Amounts receivable and prepaids	(8,481,265)	24,578,776
Digital currencies	5,384,114	(3,919,829)
Accounts payable and accrued liabilities	(1,110,486)	(7,106,529)
Cash provided by (used in) operating activities	769,511	(1,641,913)

Investing activities
Norway Acquisition (Note 7)	-	(7,109,792)
Long-term deposits (Note 14)	(1,879,505)	-
Cash used in investing activities	(1,879,505)	(7,109,792)

Financing activities
Exercise of warrants and options	329,323	1,113,587
Lease payments made, net of lease payments received	(670,487)	-
Cash (used in) provided by financing activities	(341,164)	1,113,587

Effect of exchange rate changes on cash	(229,186)	(280,701)
Net decrease in cash during the year	(1,680,344)	(7,918,819)
Cash, beginning of year	6,810,471	14,729,290
Cash, end of year	$5,130,127	$6,810,471

Supplemental cash flow information
Digital asset consideration (received) issued for Amber AI Investment	$(3,289,398)	$3,342,285
Share consideration issued for 100 PH agreement	$-	$1,743,003
Digital asset consideration issued for 100 PH agreement	$-	$2,525,763
Deposits applied to equipment and cloud mining rights	$-	$56,000,000
Digital assets in Amounts Receivable and Prepaids	$255,616	$1,647,587
Deferred acquisition costs applied to land acquisition in Norway	$-	$195,460
Equity consideration issued for Norway Acquisition	$-	$4,949,009
Derecognition of ROU asset sub-leased	$300,300	$-
Recognition of right of use assets and lease liabilities	$3,151,161	$-

Supplemental disclosures:
Interest paid	$-	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

1. Nature of Operations

HIVE Blockchain Technologies Ltd. (the “Company”) was incorporated in the province of British Columbia on June 24, 1987. The Company is a reporting issuer in the provinces of British Columbia and Alberta and is listed for trading on the TSXV, under the symbol “HIVE.V”, as well as on the OTCQX® Best Market under “HVBTF” and on the Open Market of the Frankfurt Stock Exchange under “HBF”. The Company’s head office is located at 555 Burrard Street, Vancouver, BC, V7X 1M8, and the Company’s registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

In connection with the Company’s change of business filed in September 2017 (“Change of Business”), the Company acquired digital currency mining data centre equipment in Iceland (Note 6). Following the initial acquisition, the Company acquired additional data centre equipment in Iceland and Sweden throughout fiscal 2018. Phases one and two of Sweden commenced operations on January 15, 2018 and March 31, 2018 respectively, while phase three commenced operations on April 30, 2018. The Company is in the business of providing infrastructure solutions, including the provision of computational capacity to distributed networks, in the blockchain industry. The Company’s operations are focused on the mining and sale of digital currencies. Digital currencies are subject to risks unique to the asset class and different from traditional assets. Additionally, at times assets may be held by third party custodians or exchanges that are limited in oversight by regulatory authorities.

The Company estimates it has sufficient working capital to continue operations for the upcoming year.

2. Basis of Presentation

(a) Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

The consolidated financial statements have been prepared on a historical cost basis except for some financial instruments that have been measured at fair value.

The Company is in the business of the mining and sale of digital currencies, many aspects of which are not specifically addressed by current IFRS guidance. The Company is required to make judgements as to the application of IFRS and the selection of accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgements; however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s earnings and financial position as presented.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors on September 14, 2020.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

2. Basis of Presentation (continued…)

(b) Consolidation

These consolidated financial statements include the financial statements of the Company and its wholly‐owned subsidiaries, which are controlled by the Company (the “Group”). Control is achieved when the parent company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has all of the following: (i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect its returns.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant inter‐company transactions, balances, income and expenses are eliminated on consolidation.

As of March 31, 2020, the Company had six wholly owned subsidiaries, HIVE Blockchain Iceland ehf., HIVE Blockchain Switzerland AG, Boden Technologies AB, HIVE Digital Data Ltd. (incorporated on December 23, 2019, under the Bermuda Companies Act of 1981), Liv Eiendom AS, and Kolos Norway AS.

(c) Presentation and functional currency

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non‐monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions are included in the profit and loss. The functional currency for HIVE Blockchain Technologies Ltd. is the Canadian dollar, and is the US dollar for its wholly owned subsidiaries.

(d) Comprehensive income (loss)

Total comprehensive income (loss) comprises all components of profit or loss and other comprehensive income (loss). Other comprehensive income (loss) includes gains and losses from translating the financial statements of an entity’s whose functional currency differs from the presentation currency.

3. Significant Judgements

(a) Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

3. Significant Judgements (continued…)

(b) Digital assets ‐ accounting

The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2, Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker‐traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker‐traders’ margin, such assets are accounted for as inventory, and changes in fair value (less costs to sell) are recognized in profit or loss.

(c) Asset acquisition

Management determines whether assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.

The Company completed the Norway Acquisition in May 2018 (Note 7) and concluded that the entities acquired did not qualify as a business combination under IFRS 3, “Business Combinations”, as significant processes were not acquired. Accordingly, the Norway Acquisition has been accounted for as an asset acquisition.

(d) Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re‐measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit and loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

(e) Contingencies

Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. Such contingencies include, but are not limited to, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgement regarding the outcome of future events.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

4. Significant Estimates

(a) Determination of asset and liability fair values and allocation of purchase consideration

Significant asset acquisitions require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future events, including but not limited to availability of hardware and expertise, future production opportunities, future digital currency prices and future operating costs.

(b) Carrying value of assets

The Company evaluates each asset or cash generating unit every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use. The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as the relationship between mining rewards and the required computing power, digital currency prices, the periodic contribution margin of digital currency mining activities, changes in underlying costs, such as electricity, and technological changes.

The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit and loss.

(c) Depreciation

Depreciation of data centre equipment is an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(d) Deferred and current taxes

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities, the deferral and deductibility of certain items and interpretation of the treatment for tax purposes of digital currencies by taxation authorities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

4. Significant Estimates (continued…)

(e) Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets (Note 10) and are included in current assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair value is determined by taking the price at 2400 (per the Central European Time zone) from www.coinmarketcap.com.

(f) Share‐based compensation

The Company utilizes the Black‐Scholes Option Pricing Model (“Black‐Scholes”) to estimate the fair value of stock options granted to directors, officers, employees, consultants and charities. The use of Black‐Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the forecast future volatility of the stock price, the risk‐free interest rate, dividend yield and the expected life of the stock options. Any changes in these assumptions could have a material impact on the share‐based compensation calculation value, however the most significant estimate is the volatility. Expected future volatility can be difficult to estimate as the Company has a limited operating history and is in an emerging industry with no comparable publicly traded competitors at the time of grant. Due to the emerging nature of the industry, volatility estimates require significant estimates. The Company estimated volatility based on historic share prices of companies operating in emerging innovative industries. Historical volatility is not necessarily indicative of future volatility.

Estimates for the expected life and ultimate number of equity instruments to be issued in the Norway Acquisition was determined based on the Company’s assessment of comparable instruments in other entities and understanding of the Company’s future objectives.

5. Significant Accounting Policies

(a) Revenue recognition

The Company recognizes revenue from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Revenue is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. A coin is considered earned on the completion and addition of a block to the blockchain, at which time the economic benefit is received and can be reliably measured. The coins are recorded on the statement of financial position as digital currencies at their fair value and re‐measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

5. Significant Accounting Policies (continued…)

(b) Data centre equipment

Items of data centre equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management. Data centre equipment is depreciated on a straight‐line basis over a four‐year life.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal period in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

(c) Cloud mining rights

Cloud mining rights are recorded at cost less accumulated depreciation. Cost includes all expenditures associated with obtaining the cloud mining rights. Cloud mining rights are depreciated on a straight‐line basis over the term of the agreement described in Note 12.

(d) Reserves

Equity reserves includes consideration recognized pursuant to share‐based compensation and cumulative translation adjustments.

(e) Share capital

For unit offerings, the proceeds from the issuance of units are allocated between common shares and share purchase warrants using the residual method, allocating fair value to the common shares and then share purchase warrants.

(f) Digital currencies

Digital currencies consist of cryptocurrency denominated assets (Note 10) and are included in current assets. Digital currencies are carried at their fair value and adjusted at each reporting date for revaluation gains and losses through the statement of profit or loss as well as when digital currencies are exchanged or sold for traditional (fiat) currencies, such as the US dollar.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

5. Significant Accounting Policies (continued…)

(g) Impairment of non‐financial assets

The Company reviews the carrying amounts of its non‐financial assets, including data centre equipment, when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs. Assets carried at fair value, such as digital currencies, are excluded from impairment analysis.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or cash generating unit are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in net income. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

(h) Share‐based compensation

The Company operates a stock option plan (Note 21). Share‐based compensation to employees is measured at the fair value of the instruments issued and amortized over the vesting periods. Share‐based compensation to non‐ employees is measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to reserves. The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions on grant date. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

5. Significant Accounting Policies (continued…)

(i) Financial instruments

The classification and measurement of the Company's financial assets and liabilities are as follows:

Financial Assets

(i) Equity instruments at fair value through other comprehensive income ("FVOCI"): This category only includes equity instruments, which the Company intends to hold for the foreseeable future and which the Company has irrevocably elected to so classify upon initial recognition or transition. Equity instruments in this category are subsequently measured at fair value with changes recognized in other comprehensive income, with no recycling of gains or losses to profit or loss upon derecognition. Equity instruments at FVOCI are not subject to an impairment assessment under IFRS 9.

(ii) Amortized cost: This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the solely principal and interest ("SPPI") criterion. Financial assets classified in this category are carried at amortized cost using the effective interest method.

(iii) Fair value through profit or loss (“FVTPL”): This category includes derivative instruments and quoted equity instruments which the Company has not irrevocably elected, at initial recognition or transition, to classify at FVOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in profit or loss. The assessment of the Company's business models was made as of the date of initial application, April 1, 2018, and then applied retrospectively to those financial assets that were not derecognized before April 1, 2018.

Financial Liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the statement of financial position subsequent to inception and how changes in value are recorded.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

5. Significant Accounting Policies (continued…)

(j) Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the country where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income (loss) or equity is recognized in other comprehensive income (loss) or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided for, based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(k) Loss per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

5. Significant Accounting Policies (continued…)

(l) New or amended standards effective April 1, 2019

Effective April 1, 2019, the Company adopted IFRS 16 Leases (“IFRS 16”), which replaced IAS 17 Leases. The new standard requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 has been applied or is applied at the same date as IFRS 16. The Company has evaluated the impact of the changes to its financial statements based on the characteristics of any leases in place before the effective date, and has recognized a lease liability and right‐of‐use asset in connection with its property leases. The majority of the Company’s remaining leases are of a short‐term nature, for which the Company has applied exemptions available under IFRS 16.

The impact on the Company’s statement of financial position on April 1, 2019 is the recognition of a lease liability and right‐of‐use assets of $360,361 (CHF362,150). This liability was determined at as the present value of the Company’s unavoidable lease payments, discounted at the Company’s incremental borrowing rate of 6%. The expected profit & loss impact is recognition of interest expense associated with this lease liability, accrued at the incremental borrowing rate, and amortization of the corresponding right‐of‐use assets over their average remaining lease terms of 2.5 years.

The following is the Company’s policy for accounting for lease contracts in accordance with IFRS 16:

	Previously	IFRS 16
	Reported under	Transition	As Reported Under
As at April 1, 2019	IAS 17	Adjustments	IFRS 16
Right of use asset	$-	$360,361	$360,361
Lease liability	$-	$360,361	$360,361

IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”) clarifies the application of recognition and measurement requirements in IAS 12, Income taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances. IFRIC 23 became effective for fiscal years beginning on or after January 1, 2019, with earlier adoption permitted. The Company has adopted this interpretation as of its effective date and has assessed no significant impact as a result of the adoption of this interpretation.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

6. Business Combination Transaction

In September 2017, the Company completed its transaction with Genesis Mining Ltd. (“Genesis”) whereby the Company acquired digital currency mining equipment in Reykjanes, Iceland from Genesis, as well as entered into four agreements, with the Transaction Agreement encompassing the remaining three: the Investor Rights Agreement, the Master Data Centre Equipment Purchase Agreement and the Master Services Agreement (collectively being the “Genesis Transaction”).

The Transaction Agreement describes the general terms under which the Company acquired the computing equipment for the digital currency mining centre and arranged the ongoing maintenance and operation of the equipment as well as the future acquisition framework whereby Genesis would provide, on a best efforts basis, up to four additional data centre opportunities in Iceland or Sweden over a period of one year, at an additional cost to the Company. In consideration, the Company issued to Genesis 67,975,428 common shares, being 30% ownership of the Company, and paid $9,000,000 for data centre equipment. In connection with the Genesis Transaction, Genesis became a related party. As of March 31, 2020, Genesis owned 16.86% of the Company on a non‐diluted basis, per public filings.

During the years ended March 31, 2019, and 2018, the Company entered into further acquisition agreements with Genesis (Note 12).

On June 28, 2019 the Company reached a settlement agreement with Genesis. The agreement resolved operational issues associated with the Sweden data centre and both parties agreed to mutually release each other from all claims arising from the Master Services Agreement and other related agreements, discontinue any legal proceedings, and withdraw any demands that were made. As part of the settlement the Company assumed responsibility for the operation of the Sweden and Iceland data centres from Genesis, and Genesis is providing transitional services to the Company to ensure an orderly transition. As part of the agreement, for a period of three years, Genesis will be entitled to nominate one director to the HIVE board of directors provided it continues to hold no less than 10% of the Company’s shares.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

7. Norway Acquisition

In May 2018, the Company completed the acquisition of two entities in Norway (the “Norway Acquisition”), Liv Eiendom AS (“Liv Eiendom”) and Kolos Norway AS (“Kolos”). The primary asset of the acquisition was the property holding in Ballangen, Norway. The Norway Acquisition was accounted for as an acquisition of assets as the operations of Liv Eiendom and Kolos did not have sufficient processes to meet the definition of a business.

As consideration for the acquisition, the Company made cash payments of 55,576,560 Norwegian Kroner (“NOK”) (US$6,902,498) to the former shareholders of Kolos, issued 4,750,000 common shares, issued 1,250,000 warrants exercisable at C$1.24 for a period of five years and incurred cash transaction costs of $428,127 related to the acquisition.

The share consideration is subject to certain hold periods whereby tranches of 575,000 shares will vest in each of seven and ten months after close of the transaction; the remaining 3,600,000 shares are fully vested on issuance. The share consideration was valued at $4,233,968 or $0.89 (C$1.14) per share, being the fair value at the time of issue.

The warrant consideration is subject to certain performance conditions whereby a total of 850,000 warrants are exercisable upon the Company’s completion of certain milestones, being construction permitting and the commencement of revenue generating activities on the property. The holder of the warrants has no service commitment in relation to the completion of these milestones. The remaining 400,000 warrants have no vesting conditions. The 1,250,000 warrants had a fair value of $715,041 based on the following Black‐Scholes assumptions: i) volatility of 94.26%; ii) expected life of 2.86 years; iii) dividend yield of 0.00% and; iv) interest rate of 2.30%.

Assets and liabilities acquired in the Norway Acquisition were recorded at their fair value. Included in liabilities is loans payable of $2,751,081 consisting of principal of NOK 20,915,000 ($2,559,599) and accrued interest of NOK 1,235,764 ($191,482); the loans were due December 31, 2018 and bear interest at a rate of 6% per annum. As the loans were not repaid by the due date of December 31, 2018 the interest rate is now increased to 9% per annum. Refer to Note 16 for the balance of loans payable at March 31, 2020.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

7. Norway Acquisition (continued...)

In early December 2018 the Norwegian Parliament approved a legislative bill that cryptocurrency miners will no longer be subject to the relief on power consumption at the same rate as other power‐intensive industries. This change, which is included in the state budget for 2019, was expected to take effect in March 2019.

As a result of the proposed changes, in December, 2018, the Company sent a letter to debt holders associated with the Kolos acquisition with proposed changes to the loan agreement. The Company proposed an extension of the term of the convertible loan by one year as the Company assesses the impact that the Norwegian Parliament’s proposed changes could have on future development plans and on the value of HIVE’s sole Norwegian asset.

The fair value of the land development rights acquired, being $15,002,728, was determined in reference to the excess of the purchase consideration over the fair value of the monetary assets and liabilities acquired. Management has rebutted the presumption in IFRS 2.13 that the fair value of the land rights can be estimated reliably and has instead measured the fair value of the land development rights in reference to the equity instruments granted. This rebuttal was based on the unique nature and lack of market data pertaining to the land development rights. The land development rights, located in Ballangen, Norway, is pledged as security to the above loan and is subject to a right of the Ballangen municipality to reclaim ownership in the event the property is not developed by March 2023, among other conditions.

Consideration:
4,750,000 common shares at a value of $0.89 (C$1.14) per share:	$4,233,968
1,250,000 warrants exercisable at C1.24 for five years	715,041
Cash	6,902,498
Transaction costs	428,127
$12,279,634
Net assets of Norway Acquisition:
Cash	$25,193
Land development rights	15,002,728
Other receivables	2,794
Loans payable	(2,751,081)
$12,279,634

Management assessed whether there were any indicators of impairment under IAS 36. Management has concluded that it is no longer probable that the Company will be able to meet the development conditions of having the property developed by March 2023. As a result, the land development rights are impaired and were written down to $nil as at March 31, 2019 (Note 13).

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

8. Amounts Receivable and Prepaids

	March 31, 2020	March 31, 2019
Sales tax receivable	$5,215,304	$790,324
Prepaid expenses and other receivables	644,519	233,491
Energy tax receivable	3,633,410	-
Digital assets receivable (Note 19)	255,616	1,647,587
Total	$9,748,849	$2,671,402

9. Investments

The Company’s holdings that are not traded in active markets by the Company are considered investments. Investments are accounted for as financial assets which are initially recognized at fair value and subsequently measured through fair value through profit or loss.

In November 2018 the Company entered into a subscription agreement with Amber AI for an investment in a fund that holds digital currencies (“the “Investment”). At the time of the investment in Amber AI, the market value of the digital currency sent to Amber AI totaled $3,342,285.

On July 19, 2019, the Company redeemed its investment held with Amber AI. The redemption was in the form of 14,866 Ethereum coins with a fair market value of $3,289,398.

As at March 31, 2020, the Company held no investments. The continuity of investments was as follows:

Investments
Balance, March 31, 2018	$-
Additions	$3,342,285
Realized loss on investments	(1,327,721)
Balance, March 31, 2019	$2,014,564
Redemption of investment	$(3,289,398)
Realized gain on investments	1,274,834
Balance, March 31, 2020	$-

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

10. Digital Currencies

As at March 31, 2020, the Company’s digital currencies consisted of the below digital currencies, with a fair value of $3,455,756. Digital currencies are recorded at their fair value on the date they are received as income from digital currency mining, and are revalued to their current market value at each reporting date. Fair value is determined by taking the price at 2400 (per the Central European Time zone) from www.coinmarketcap.com.

The Company’s holdings of digital currencies consist of the following:

	March 31, 2020	March 31, 2019
Ethereum	$2,364,331	$3,181,497
Ethereum Classic	223,995	717,227
Bitcoin	867,430	245,981
ZCash	-	13,796
Total	$3,455,756	$4,158,501

The continuity of digital currencies was as follows:

	March 31, 2020	March 31, 2019
Opening balance	$4,158,501	$7,754,307
Digital currency mined	29,219,843	31,824,443
Digital assets receivable	(255,616)	(1,647,587)
Digital assets received	4,516,967	-
Digital currency purchased	-	1,138,794
Digital currency sold	(32,996,432)	(24,773,108)
Revaluation adjustment	(1,187,507)	(10,138,348)
Ending balance	$3,455,756	$4,158,501

During the year ended March 31, 2020 the Company sold digital currencies for proceeds totaling $34,369,504 (March 31, 2019 ‐ $19,444,309) with a cost of $32,996,432 (March 31, 2019 ‐ $24,773,108), and recorded a gain on sale of $1,373,072 (March 31, 2019 – loss of $5,328,779).

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

11. Data Centre Equipment

Cost	Data Centres
Balance, March 31, 2018	$60,284,690
Additions	22,000,000
Balance, March 31, 2019	82,284,690
Additions	-
Balance, March 31, 2020	$82,284,690

Accumulated depreciation and impairment
Balance, March 31, 2018	$3,197,911
Depreciation	20,112,823
Impairment (Note 13)	49,175,000
Balance, March 31, 2019	72,485,734
Depreciation	3,383,256
Balance, March 31, 2020	$75,868,990

Carrying amount
Balance, March 31, 2019	$9,798,956
Balance, March 31, 2020	$6,415,700

All of the additions to Data Centre Equipment were acquired pursuant to purchase orders under the Master Data Centre Equipment Purchase Agreement from Genesis (Note 6). Genesis also provided maintenance and related services for the Sweden facility until July 2020, and the Iceland facility for the entire year pursuant to a Master Services Agreement (Note 19).

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

12. Cloud Mining Rights

Cost	Cloud Mining
Balance, March 31, 2018	$-
Additions	38,268,766
Balance, March 31, 2019	38,268,766
Additions	-
Balance, March 31, 2020	$38,268,766

Accumulated depreciation and impairment
Balance, March 31, 2018	$-
Depreciation	9,211,463
Impairment (Note 13)	26,750,000
Balance, March 31, 2019	35,961,463
Depreciation	2,307,303
Balance, March 31, 2020	$38,268,766

Carrying amount
Balance, March 31, 2019	$2,307,303
Balance, March 31, 2020	$-

The asset addition to Cloud Mining Rights for the Cloud – SHA 256: 200 petahashes per second (PH/s) of $34,000,000 was acquired pursuant to a purchase order under the Master Data Centre Equipment Purchase Agreement from Genesis (Note 6). The addition to Cloud Mining Rights for the Cloud – SHA 256: 100 PH/s was pursuant to a services agreement with Genesis in consideration for 8,317,490 common shares with a value of C$2,370,485 ($1,743,003) and digital assets with a value of $2,525,763.

The Company amended the terms of its December 2017 agreement to acquire certain SHA‐256 equipment. The SHA‐256 ASIC expansion of 200 PH/s launched on September 30, 2018, initially through the provision of cloud‐based capacity by Genesis (“Cloud Mining”). The Cloud Mining is an amendment to the terms of the Company’s original agreement with Genesis to add 200 PH/s of SHA‐256 capacity in Sweden.

In November 2018 the Company amended the terms of the cloud mining agreement providing the option to extend the contract term to two years from one year. The option to extend was not exercised.

The Company’s acquisitions are summarized as follows:

	Commencement date	Expiry date	Purchase price
Cloud - SHA 256: 200 PH/s	September 2018	September 30, 2019	$34,000,000
Cloud - SHA 256: 100 PH/s	January 2019	November 30, 2019	4,268,766
Total			$38,268,766

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

13. Impairment

Management assesses at the end of each reporting period whether there is any indication from external and internal sources of information, that an asset may be impaired. Management performs its assessment of possible impairment to its data centre equipment in 3 identifiable Cash Generating Units (“CGU’s”) those being i) Iceland GPU (comprised of Iceland GPU – phase I, and Iceland GPU – phase II); ii) Sweden GPU (comprised of Sweden GPU – phase I, Sweden GPU – phase II, and Sweden GPU – phase III); and Cloud Mining Rights (comprised of Cloud – SHA 256: 200 PH/s, and Cloud – SHA 256: 100 PH/s).

Management performed an assessment for the year ended March 31, 2020 and resolved that impairment indicators did not exist.

During the year ended March 31, 2019, management resolved that impairment indicators existed. Due to the decline in the market value of rigs, the volatility in the price of Bitcoin, Ethereum and Ethereum Classic and the volatility in network hashrates during the year ended March 31, 2019, impairment analysis was completed on each of the 3 CGU’s. Management has determined the recoverable amount as the higher of value in use (“VIU”) and fair value less cost of sale (“FVLCS”). The significant assumptions in determining the recoverable amount included the following:

Iceland CGU

• Ethereum price ‐ $174

• Ethereum reward (daily) – 33.1460

• Ethereum Classic price ‐ $8

• Ethereum Classic reward (daily) – 300.5412

• Tax rate – 20.5%

• Discount rate–20%

Sweden CGU

• Ethereum price ‐ $174

• Ethereum reward (daily) – 220.7239

• Tax rate – 22.0%

• Discount rate–20%

Cloud Mining Rights CGU

• Discount rate–20%

For the purposes of the FVLCS calculation, management used future after‐tax cash flows expected to be derived from the respective CGU’s, a Level 3 measurement.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

13. Impairment (continued…)

For the purpose of the VIU calculation, management used actual Ethereum and Ethereum Classic and Bitcoin prices that have been experienced by the Company at their facilities. The discount rate reflects the volatility and uncertainty that are present in the price of the digital currencies, network hashrates, and the drop in the cost of rigs. These all represent significant assumptions due to the inherent volatility that has been experienced in cryptocurrency mining. As a result of the above assumptions an impairment resulted in each of our 3 identifiable CGU’s as shown below.

	March 31, 2020	March 31, 2019
Impairment Charges
Data Centre Equipment (Note 11)
Iceland GPU	$-	$8,975,000
Sweden GPU	-	40,200,000
	-	49,175,000
Cloud Mining Rights (Note 12)	-	26,750,000
Land (Note 7)	-	15,002,728
Total	$-	$90,927,728

14.  Deposits

The Deposits at March 31, 2020 and March 31, 2019 relate to required amounts on account with electricity providers in Sweden, consisting of:

Description	March 31, 2020	March 31, 2019
Vattenfall AB	$1,265,907	$-
Bodens Energi	613,598	-
Total	$1,879,505	$-

15. Accounts Payable and Accrued Liabilities

Within the payables amount above, there is $1,440,921 of service fees that the Company is disputing with the provider.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

16. Loans Payable

As part of the Norway Acquisition (Note 7) the Company assumed loans with a principal balance of $2,559,599 (NOK 20,915,000). The loans are in default as at March 31, 2020. A continuity of the loan balance from the date of the Norway Acquisition to March 31, 2020 is as follows:

Loan balance - acquisition	$2,559,599
Accrued interest - acquisition	191,482
Interest	122,683
Foreign exchange movement	(46,740)

Balance - March 31, 2019	2,827,024
Interest	166,846
Foreign exchange movement	(280,797)

Balance - March 31, 2020	$2,713,073

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

17. Right of Use Asset, Lease Liability and Investment in Sublease

As indicated in Note 5, the Company adopted a new lease standard and recognized $360,361 of lease liability on April 1, 2019. The lease liability was measured at the present value of the remaining lease payments of $360,361 as of April 1, 2019, discounted using an incremental borrowing rate of that date of 6%. The Company recorded a right of use asset of the same amount which relates to its long‐term office lease. Depreciation of the right of use asset is calculated using the straight‐line method over the remaining lease term.

During the year ended March 31, 2020, the Company recognized interest expense on the lease liability of $75,987 which was recorded within finance expense.

Cost	Right of Use Assets
Balance, March 31, 2019	$-
Transition to IFRS 16	360,361
Additions	2,730,877
Derecognition on sub-lease	(360,361)
Adjustment for change in variable payments based on rate or index	59,923
Balance, March 31, 2020	$2,790,800

Accumulated Depreciation
Balance, March 31, 2019	$-
Depreciation	(610,587)
Derecognition on sub-lease	60,061
Balance, March 31, 2020	$(550,526)

Carrying Amount
Balance, March 31, 2019	$-
Balance, March 31, 2020	$2,240,274

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

17. Right of Use Asset, Lease Liability and Investment in Sublease (continued…)

Lease Liability
Balance, March 31, 2019	$-
Transition to IFRS 16	360,361
Additions	2,730,877
Lease payments made	(762,908)
Interest expense on lease liabilities	87,852
Adjustment for change in variable payments based on rate or index	(72,244)
2,343,938
Less: current portion	1,568,458
Balance, March 31, 2020	$775,480

Lease Disclosures
Interest expense on lease liabilities	$87,852
Income from sub-leasing	$9,363
Total cash outflow for leases	$762,908

Maturity Analysis - Undiscounted Contractual Payments
Less than 1 year	$1,568,458
1 to 2 years	$775,480
$2,343,938

During the year ended March 31, 2020, the Company recognized $32,808 relating to low value or short‐term leases in profit and loss.

During the year ended March 31, 2020, the Company sub‐leased the office space to an arm’s length tenant. The Company has recorded a net investment in sublease of $300,300 measured at either an amount equal to the leased asset or the carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the incremental borrowing rate on April 1, 2019. The following is a reconciliation of the changes in the net investment in sublease:

Balance, March 31, 2019	$-
Recognition of sublease	300,300
Lease accretion	26,273
Receipts	(92,421)
Balance, March 31, 2020	$234,152

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

18. Commitments and contingencies:

(a) Administrative, accounting and tax agreement

The Company has an agreement to receive various administrative, accounting and tax services in Sweden. The term of this agreement is for 3 years and expires on September 30, 2022. Expenses incurred under this contract are variable based upon services provided.

(b) Service agreement

The Company has a service agreement to operate and maintain their data centre computing equipment for the purpose of mining crypto currency on the cloud. As part of the arrangement, proprietary software is installed on the Company’s computing equipment to assist in optimizing the use of the equipment

(c) Power purchase spot agreement

The Company has an arrangement with a power company owned by the Government of Sweden, to receive electricity priced at the hourly spot rate until December 31, 2020. The electricity is being obtained for the purpose of powering the Company’s data center in Boden, Sweden. Expense to the end of this contract will be $2,087,973.

(d) Power purchase agreement

The Company has a supplemental power pricing arrangement that was entered into in order to fix 12 MW of electricity consumption each month at a set price. The fixed price agreement was assessed and is being accounted for as an executory contract whereby the monthly electricity costs are expensed as incurred.

(e) Capital and other commitments:

There were no capital or other commitments at the current or prior year end in addition to the commitments disclosed above.

(f) Indirect taxes

A subsidiary is contesting a decision brought by a tax agency in Europe in regards to indirect taxes previously received for the period December 2017 to June 2019. Management bases its decisions on expert advice received, and management believes that it will be successful in contesting this decision when taking into account the factual circumstances that are present. The subsidiary has successfully obtained a deferral of any payment of tax until the case is finally decided.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

19. Related Party Transactions

The Company had the following related party transactions not otherwise disclosed in these financial statements:

a) As at March 31, 2020, the Company had $1,440,921 (March 31, 2019 ‐ $1,868,941) due to Genesis for service fees, and $255,616 (March 31, 2019 – $1,647,587) due from Genesis for digital currencies held on the Company’s behalf included in amounts receivable and prepaids.

b) As at March 31, 2020, the Company had $182,787 (March 31, 2019 – $170,685) due to directors for the reimbursement of expenses included in accounts payable and accrued liabilities.

c) For the year ended March 31, 2020, operating and maintenance costs of $16,061,357 (March 31, 2019 ‐ $24,793,774) were paid to Genesis pursuant to the Master Services Agreement.

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers.

For the year ended March 31, 2020, key management compensation includes salaries and wages paid to key management personnel and directors of $687,697 (March 31, 2019 ‐ $602,252), and share‐based payments of $450,436 (2019 ‐ $756,915).

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

20. Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	March 31, 2020	March 31, 2019

Loss for the year from continuing operations before tax	$(832,081)	$(138,029,000)

Expected income tax recovery	$224,258	$37,268,000
Change in statutory, foreign tax, foreign exchange rates and other	1,342,000	(3,189,000)
Non-deductible amounts	(260,000)	(4,806,000)
Adjustment to prior years provision and other	(11,155,000)	-
Change in unrecognized deductible temporary differences	9,018,000	(29,046,000)
Tax recovery (expense)	$(830,742)	$227,000

Current income tax	$(830,742)	$-
Deferred income tax	-	227,000
Total income tax	$(830,742)	$227,000

The significant components of the Company’s deductible temporary differences, unused tax losses and unused tax credits not included in deferred tax assets/liabilities:

	March 31, 2020	March 31, 2019	Expiry
Share issue costs and other	$8,758,000	$8,038,000	2020 - 2023
Loss carryforwards	87,023,000	84,137,000	2025 - Indefinite
Digital currencies	9,434,000	8,301,000	NA
Data centre equipment	14,249,000	43,803,000	NA
	$119,464,000	$144,279,000

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

21. Equity

(a) Authorized

Unlimited common shares without par value

Unlimited preferred shares without par value

(b) Issued and fully paid common shares

During the year ended March 31, 2020, the Company:

• Issued 1,469,938 common shares for proceeds of C$440,981 ($329,323) pursuant to the exercise of 1,469,938 options at a price of C$0.30 per option. An amount of $186,164 was reallocated from reserves to share capital in connection with the exercise of these options.

During the year ended March 31, 2019, the Company:

• Issued 699,999 common shares for proceeds of C$210,000 ($160,592) pursuant to the exercise of 699,999 warrants at C$0.30 per warrant. An amount of $40,094 was reallocated from reserves to share capital in connection with the exercise of these warrants;

• Issued 4,750,000 common shares with a value of C$5,937,500 ($4,233,968) and 1,250,000 warrants with a value of $715,041 as consideration for the Norway Acquisition (Note 7);

• Issued 4,183,312 common shares for proceeds of C$1,254,994 ($956,431) pursuant to the exercise of 4,183,312 options at a price of C$0.30 per option. An amount of $529,806 was reallocated from reserves to share capital in connection with the exercise of these options; and

• Issued 8,317,490 common shares with a value of C$2,370,485 ($1,743,003) to Genesis pursuant to the Cloud

– SHA 256: 100 PH/s agreement.

As at March 31, 2020 11,381,129 common shares were held in escrow.

(c) Stock options

The Company has established a rolling Stock Option Plan (the “Plan”). Under the Plan, together with any other share compensation arrangement, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis. The maximum term of each option shall not be greater than 10 years. The exercise price of each option shall not be less than the market price of the Company’s shares at the date of grant. Options granted to Consultants performing Investor Relations activities shall vest over a minimum of 12 months with no more than 1/4 of such options vesting in any 3‐month period. All other options vest at the discretion of the Board of Directors.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

21. Equity (continued…)

(c) Stock options (continued…)

Following is a summary of changes in stock options outstanding for the year ended March 31, 2020:

		Weighted average
	Outstanding		exercise price
Balance, March 31, 2018	20,000,264	C$	0.52
Granted	4,500,000		0.58
Cancelled	(100,000)		0.63
Exercised	(4,183,312)		0.30
Balance, March 31, 2019	20,216,952	C$	0.61
Granted	3,000,000		0.29
Forfeited	(853,846)		1.03
Exercised	(1,469,938)		0.30
Balance, March 31, 2020	20,893,168	C$	0.57

The stock options outstanding and exercisable as at March 31, 2020 are as follows:

Outstanding		Exercisable		Exercise price	Expiry date
2,500,000	*	2,500,000	C$	0.30	August 1, 2020
676,502		343,251		0.30	September 14, 2022
666,666		555,555		2.00	October 11, 2022
8,200,000	**	8,200,000		0.30	September 14, 2027
1,800,000		1,800,000		2.00	October 11, 2027
250,000		250,000		2.00	March 26, 2028
3,300,000	***	2,975,000		0.62	September 18, 2028
500,000		312,500		0.27	December 21, 2028
3,000,000		-		0.29	February 10, 2030
20,893,168		16,936,306

The 3,000,000 options granted during the year ended March 31, 2020, were granted to directors and officers of the Company.

Of the 4,500,000 options granted during the year ended March 31, 2019, 3,800,000 options were granted to directors and officers, 600,000 options were granted to various consultants, and 100,000 options were granted to an employee of the Company.

* Subsequent to March 31, 2020, 2,500,000 options were exercised for proceeds of C$750,000.

** Subsequent to March 31, 2020, 150,000 options were exercised for proceeds of C$45,000.

*** Subsequent to March 31, 2020, 1,300,000 options were cancelled or forfeited.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

21. Equity (continued…)

(d) Warrants

Following is a summary of changes in warrants outstanding for the year ended March 31, 2020:

	Warrants		Weighted average
	outstanding		exercise price
Balance, March 31, 2018	49,530,149	C$	3.85
Issued	1,250,000		1.24
Exercised	(699,999)		0.30
Balance, March 31, 2019	50,080,150	C$	3.83
Expired	(48,830,150)		3.90
Balance, March 31, 2020	1,250,000	C$	1.24

The warrants outstanding and exercisable as at March 31, 2020 are as follows:

Outstanding	Exercisable	Exercise price	Expiry date
1,250,000 *	400,000	C$ 1.24	May 22, 2023

* Of the 1,250,000 warrants granted as part of the Norway Acquisition (Note 7), 400,000 vest upon the receipt of all regulatory permits required to commence construction of a digital currency mining data centre in Ballangen Norway. A further 450,000 warrants vest upon the commencement of the mining of digital currency or other revenue generating activity on the property.

(e) Restricted share units

The Company has established a Restricted Share Unit Plan (the “RSU Plan”). Under the RSU Plan, together with any other share compensation arrangement, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis. Currently, the RSU Plan has a limit of 10 million shares, which is not rolling. The Board may in its own discretion, at any time, and from time to time, grant RSUs to any employee, director or consultant of the Company or its subsidiaries (collectively, "Eligible Persons"), other than persons conducting investor relations activities, from time to time by the Board, subject to the limitations set forth in the RSU Plan. The Board may designate one or more performance periods under the RSU Plan. In respect of each designated performance period and subject to the terms of the RSU Plan, the Board may from time to time establish the grant date and grant to any Eligible Person one or more RSUs as the Board deems appropriate.

Following is a summary of changes in restricted share units outstanding for the year ended March 31, 2020:

Outstanding
Balance, March 31, 2018 and 2019	-
Granted	3,100,000
Balance, March 31, 2020 *	3,100,000

* Subsequent to March 31, 2020, 875,000 shares were issued under the RSU Plan.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

21. Equity (continued…)

(f) Share‐based compensation

During the year ended March 31, 2020, $524,953 (2019 ‐ $1,132,371) of share‐based compensation expense was recognized in relation to the vesting of options, and $161,706 (2019 ‐ $nil) of share‐based compensation expense was recognized in relation to the vesting of RSU’s.

During the year ended March 31, 2020, the Company:

• Granted 3,000,000 stock options with an exercise price of C$0.29 per share and an expiry date of February 10, 2030, which vest 12.5% every three months with the final tranche on February 10, 2022. The fair value per option of the options granted was $0.19 per option and the share‐based compensation expense recognized for the vesting of these options to March 31, 2020 was $113,580; and

• Granted 3,100,000 RSU’s, which vest 12.5% every three months with the final tranche on February 10, 2022. The share‐based compensation expense recognized for the vesting of these RSU’s was $161,706.

During the year ended March 31, 2019, the Company:

• Granted 2,000,000 stock options with an exercise price of C$0.62 per share and an expiry date of September 18, 2028, vesting as follows: 25% on each of 3 months, 6 months, 9 months and 12 months after September 18, 2018. The fair value per option of the options granted was $0.35 per option and the share‐based compensation expense recognized for the vesting of these options to March 31, 2019 was $564,863; and

• Granted 2,000,000 stock options with an exercise price of C$0.62 per share and an expiry date of September 18, 2028, which vest 50% on September 18, 2019, and then a further 12.5% every three months thereafter with the final tranche on September 18, 2020. The fair value per option of the options granted was $0.37 per option and the share‐based compensation expense recognized for the vesting of these options to March 31, 2019 was $308,508; and

• Granted 500,000 stock options with an exercise price of C$0.27 per share and an expiry date of December 21, 2028, which vest 50% on October 1, 2019, and then a further 12.5% every three months thereafter with the final tranche on October 1, 2020. The fair value per option of the options granted was $0.15 per option and the share‐based compensation expense recognized for the vesting of these options to March 31, 2019 was $19,213.

The following weighted average assumptions were used for the valuation of the stock options:

	2020	2019
Risk-free interest rate	1.32%	2.34%
Expected life (years)	6.00	6.28
Annualized volatility	120%	90.67%
Dividend rate	0.00%	0.00%

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

22. Income (loss) per share

Income (loss) per common share represents income (loss) for the year divided by the weighted average number of common shares outstanding during the year.

Diluted income (loss) per share is calculated by dividing the applicable income (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year.

For all of the periods presented, diluted loss per share equals basic loss per share due to the anti‐dilutive effect of the diluted securities.

23. General and administrative expenses

General and administrative expenses were comprised of the following for the years ended:

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

24. Financial Instruments and Risk Management

The fair values of investments were measured using the cost, market or income approaches. The investments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values, with the designation based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are:

Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3 Inputs: Unobservable inputs for the asset or liability (Unobservable inputs reflect management’s assumptions on how market participants would price the asset or liability based on the information available).

Valuation of Assets that use Level 2 Inputs (“Level 2 Assets”). Level 2 assets consist of the Company’s investment in Amber AI. The fair value used was the quoted price, per coinmarketcap.com*, with no adjustment.

* Coinmarketcap.com is a pricing aggregator, as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial.

The Company is exposed, in varying degrees, to a variety of financial related risks. The fair value of the Company’s financial instruments, including cash, amounts receivable and accounts payable and accrued liabilities and loan payables approximates their carrying value due to their short‐term nature. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts as at March 31, 2020. The majority of cash is deposited in bank accounts held primarily with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

The Company does not self‐custody its digital currencies. The Company uses the services of a financial institution located in Liechtenstein through a custodial agreement.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

24. Financial Instruments and Risk Management (continued…)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long‐term obligations as and when they fall due. The Company manages company‐wide cash projections centrally and regularly updates projections for changes in business and fluctuations cause in digital currency prices and exchange rates.

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs that the Company incurs in its operations as well as the currency in which the Company has historically raised capital.

The Company’s presentation currency is the US dollar and major purchases are transacted in US dollars, while all financing to date has been completed in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than an entity’s functional currency. A portion of the Company’s general and administrative costs are incurred mainly in currencies separate from each entity’s functional currency, such as Swiss Francs, the Euro, the Swedish Krona, the Norwegian Krone, and Icelandic Krona. The fluctuation of these currencies in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and liabilities and the amount of shareholders’ equity.

The Company’s net monetary position in the significant foreign currencies as of March 31, 2020 is summarized below with the effect on earnings before tax of a 10% fluctuation of each currency relative to the functional currency of the entity holding it to the USD dollar:

	Net Monetary Position	Impact of 10% variance
	March 31, 2020	in foreign exchange rate
	(USD$ equivalent)	(in foreign currency)
US Dollars	2,276,405	206,946
Canadian Dollars	147,915	9,767
Euros	41,013	4,143
Swiss Francs	3,571,867	338,034
Swedish Krona	2,519,274	24,322
Norwegian Krone	(2,800,814)	26,248
Icelandic Krona	89,466	60

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

24. Financial Instruments and Risk Management (continued…)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

25. Digital Currency and Risk Management

Digital currencies are measured at fair value using Level 2 inputs (defined in Note 24).

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required. A decline in the market prices for coins could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies is not indicative of their future price performance. The Company’s digital currencies currently consist of Ethereum, Ethereum Classic, and Bitcoin. The table below shows the impact of the 25% variance in the price of each of these digital currencies on the Company’s earnings before tax, based on their closing prices at March 31, 2020.

Impact of 25% variance in price
Ethereum	$591,080
Ethereum Classic	55,999
Bitcoin	217,304

26. Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital and reserves.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended March 31, 2019.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

27. Segmented Information

The Company operates in one segment, the mining and sale of digital currencies. External revenues are attributed by geographical location, based on the country from which services are provided. For the years ended March 31, 2020 and 2019, income from digital currency mining was principally generated in Canada

March 31, 2020	Canada	Sweden	Iceland	Switzerland	Norway	Total
Income from digital currency mining	$24,869,473	$-	$-	$4,350,370	$-	$29,219,843

March 31, 2019	Canada	Sweden	Iceland	Switzerland	Norway	Total
Income from digital currency mining	$30,044,679	$-	$-	$1,779,764	$-	$31,824,443

March 31, 2020	Canada	Sweden	Iceland	Switzerland	Norway	Total
Data centre equipment	$-	$5,712,764	$702,936	$-	$-	$6,415,700
ROU Asset		2,240,274	-	-	-	2,240,274
	$-	$7,953,038	$702,936	$-	$-	$8,655,974

March 31, 2019	Canada	Sweden	Iceland	Switzerland	Norway	Total
Data centre equipment	$-	$8,612,512	$1,186,444	$-	$-	$9,798,956
Cloud mining rights		1,733,880	-	573,423	-	2,307,303
	$-	$10,346,392	$1,186,444	$573,423	$-	$12,106,259

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

28. Subsequent Events

Business Acquisition

On April 8, 2020, the Company completed the acquisition of 100% of the common shares of 9376‐9974 Quebec Inc. (“9376”), a cryptocurrency mining operation located in Lachute, Quebec from Cryptologic Corp.

In consideration for 100% of the common shares of 9376, the Company paid total consideration of $3,738,809 consisting of:

(i) Issuance of 15,000,000 common shares on closing valued at a price of C$0.23 per common share for a total of $2,458,470 (C$3,450,000); and

(ii) Cash payment of $1,235,873 (C$1,734,315) and holdback of $44,466.

The allocation of the total purchase price to the net assets acquired is as follows:

Prepaid expenses	$719,699
Data Centre Equipment	2,322,077
Right of use asset	2,469,327
Goodwill	872,545
Accounts Payable	(175,512)
Lease liability	(2,469,327)
Net assets acquired	$3,738,809
Cash paid	1,235,873
Shares issued	2,458,470
Holdback payable	44,466
Total consideration	$3,738,809

The purchase price allocation for acquisitions reflect various fair value estimates which are subject to change within the measurement period. The primary areas of purchase price allocation that are subject to change relate to the fair values of certain tangible assets, the valuation of intangible assets acquired, and residual goodwill. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected. The Company expects to finalize the accounting for the acquisition by March 31, 2021.

In addition, the Company has agreed to invest C$3,000,000 in cryptocurrency mining equipment for the facility.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements Years ended March 31, 2020 and 2019 (Expressed in US dollars unless otherwise indicated)

28. Subsequent Events (continued…)

COVID ‐ 19

The Company cautions that current global uncertainty with respect to the spread of the COVID‐19 virus (the “coronavirus”) and its effect on the broader global economy may have a significant negative effect on the Company. While the precise impact of the COVID‐19 virus on the Company remain unknown, rapid spread of the COVID‐19 virus may have a material adverse effect on global economic activity, and can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.